MICHAEL A. BROWN	January 24, 2017	EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Greg Dundas, Attorney-Advisor
Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:	Alteryx, Inc. Draft No. 2 of Registration Statement on Form S-1 Submitted January 10, 2017 CIK No. 0001689923

Ladies and Gentlemen:

On behalf of Alteryx, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 3 (the “Draft No. 3”) to the Registration Statement on Form S-1 (CIK No. 0001689923) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 8, 2016 (the “Draft Registration Statement”) as amended by Confidential Submission No. 2 to the Draft Registration Statement confidentially submitted by the Company to the Commission on January 10, 2017 (“Draft No. 2”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 19, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of Draft No. 3 in paper format, marked to show changes from Draft No. 2.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures.

Key Factors Affecting Our Performance, page 60

1.	Please clarify whether the increase in subscription revenue of 2.6 times and 1.7 times for 2014 and 2015 cohort year, respectively, represented an increase in accumulated revenue from initial subscription.

United States Securities and Exchange Commission

Division of Corporation Finance

January 24, 2017

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of Draft No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Dollar-Based Net Revenue Retention Rate, page 62

2.	We note your response to comment 5. Given that your subscription terms could be more than one year, please tell us how your quarterly dollar-based net revenue retention rate reflects your ability to retain and expand relationships with existing customers in the long term. Specifically, please describe in detail how the dollar based net revenue retention rate relates to your customer cohort chart on page 60.

As an initial matter, the Company respectfully advises the Staff that the average subscription term of customer agreements entered into during 2016 was approximately 18 months. The Company further advises the Staff that the Company believes that its dollar-based net revenue retention rate demonstrates its ability to expand the revenue it generates from both new and existing customers over time because it reflects increases in subscription revenue generated from existing customers. The dollar-based net revenue retention rate utilizes a trailing four-quarter average to eliminate seasonal fluctuations that may occur throughout the year, which is further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations—Quarterly Revenue Trends” on page 72 of Draft No. 3.

The Company further believes that dollar-based net revenue retention rate demonstrates its ability to retain and expand relationships with existing customers over the long term when considered with the dollar-based net revenue retention rates over many periods. For example, the Company has presented the dollar-based net revenue retention rate for the last seven quarters through the quarter ended September 30, 2016 and for each quarter, the Company’s dollar-based net revenue retention rate has exceeded 120%, which demonstrates a continued ability to expand customers beyond a single year period.

The customer cohort chart presented on page 60 of Draft No. 3 reflects the increase in annualized revenue from subscriptions for the 2014 and 2015 cohort, which represents the increase in revenue from the initial period of the applicable cohort and 2016. For example, the 2.6 times increase for the 2014 cohort represents, for those new customers that were acquired during 2014, the increase in the amount of annualized subscription revenue generated by that cohort in 2016 as compared to 2014.

Results of Operations, page 66

3.	We note your response to comment 6. You indicated on pages 60-61 that you calculated the annualized subscription revenue in each cohort year. If so, please tell us why you are not able to calculate the revenue generated from existing customers. Based on your response, we understand that your future revenue potential is directly related to the revenue generated by existing customers. In addition, please clarify in detail the evidence you obtained to make you “believe” that a substantial majority of the revenue is attributable to existing customers.

In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Draft No. 3 to disclose that the revenue attributed to existing customers for the nine months ended September 30, 2016 exceeded 90% of the Company’s revenue.

United States Securities and Exchange Commission

Division of Corporation Finance

January 24, 2017

Additionally, the Company respectfully advises the Staff that while it has the ability to calculate the revenue generated from existing customers, as it has done, on an ad hoc basis in response to the Staff’s comment for the nine months ended September 30, 2016, it does not do so on a regular basis because it does not use this information to manage or evaluate its business, nor does it believe that this information provides a meaningful explanation of the Company’s historical operating results. In any given period, subscription revenue recognized includes: (i) subscription revenue recognized from existing customers resulting from existing subscription contracts; (ii) subscription revenue recognized from existing customers resulting from additional purchases during the period; and (iii) subscription revenue recognized from new customers. However, the Company does not manage or evaluate its business based on this revenue breakdown. Given the nature of the Company’s “land and expand” business model, revenue attributable to new customers in any given period is substantially less than the revenue attributable to existing customers as the value of initial purchases tend to be small, but expand over time. In accordance with the Company’s “land and expand” business model, the Company believes that its number of customers and dollar-based net revenue retention rate are more meaningful indicators of future revenue performance than the revenue attributed to new and existing customers.

4.	We note your response to comment 7. Your response indicated that the corresponding increase in cost of revenue was fully reflected in nine months ended 2016 for most new hires in fiscal year 2015. We note the similar explanation applied to changes in cost of revenue between fiscal years 2015 and 2014. We further note that there were 20 new employees in fiscal year 2015 with an increase in cost of approximately $2 million versus 6 new employees for nine months ended 2016 with a cost increase of $3.2 million. As previously requested, please tell us the reason(s) for a much higher increase in amount for nine months ended 2016.

The Company respectfully advises the Staff, and as disclosed on pages 66, 67 and 69 of Draft No. 3, increases in cost of revenue for the nine months ended September 30, 2016 and the year ended December 31, 2015 were $3.2 million and $2.0 million, respectively. The increases attributable to employee-related costs for the nine months ended September 30, 2016 and the year ended December 31, 2015 were $2.4 million and $1.3 million, respectively. For the nine months ended September 30, 2016, the $2.4 million increase attributable to employee-related costs included: (i) a $1.6 million increase resulting from employees hired during 2015 reflected in the nine months ended September 30, 2016; (ii) a $0.3 million increase resulting from employees hired during the nine months ended September 30, 2016; and (iii) a $0.5 million increase in other employee-related costs, including benefit costs and business travel. Of the 20 employees hired in 2015, a majority of these employees were hired in the third and fourth quarters of 2015. In light of the timing of these hires during 2015, the Company has revised its disclosure on page 69 of Draft No. 3 to clarify that a majority of the employees hired in 2015 were hired in the third and fourth quarters of 2015. For 2015, the $1.3 million increase attributable to employee-related costs included: (i) a $0.8 million increase resulting from employees hired during 2015, and (iii) a $0.5 million increase in other employee-related costs including benefit costs and business travel.

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United States Securities and Exchange Commission

Division of Corporation Finance

January 24, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:	Dean A. Stoecker, Chief Executive Officer
Kevin Rubin, Chief Financial Officer
Christopher M. Lal, Esq., Senior Vice President, General Counsel, and Corporate Secretary
Alteryx, Inc.

Gordon K. Davidson, Esq.
William L. Hughes, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

Charles S. Kim, Esq.
Andrew S. Williamson, Esq.
Eric C. Jensen, Esq.
Cooley LLP